KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/SE

30 November 2004

04046795

Securities and Exchange Commissic
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

RECEIVED
2004 DEC -6 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
12 Nov. 2004	Schedule for Release of 4th Quarter Results
22 Nov. 2004	Proposed Acquisition of a Subsidiary Company : PT Hutan Hijau Mas ("PTHHM")
23 Nov. 2004	Proposed Authority to Buy Back its own Shares by the Company; Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature; Proposed Ex-Gratia Payments to Retiring Senior Directors ("hereinafter referred to as "Proposals")
	FINANCIAL RESULTS
22 Nov. 2004	4TH Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
22 Nov. 2004	Final Dividend
22 Nov. 2004	Special Dividend

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

12/21

sh/adr/2004/nov.

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **12/11/2004 13:26:51**
Reference No **KL-041112-D60E5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 4th Quarter Results

* **Contents :-**

We wish to advise that the 4th Quarter Results (July to September 2004) of the KLK Group is scheduled for release on Monday, 22 November 2004 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2004 05:00:50 PM**

Reference No **KL-041122-5E931**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")
PROPOSED ACQUISITION OF A SUBSIDIARY COMPANY:
PT HUTAN HIJAU MAS ("PTHHM")

* **Contents :-**

Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK (Mauritius) International Ltd, a wholly-owned subsidiary of KLK, had on 20 November 2004 entered into a conditional agreement ("the S&P") to acquire from Abraham Adiasa ("the Vendor"), a 75% equity stake in PTHHM equivalent to 300 ordinary shares of Rp500,000/- each ("the Sale Shares") for a cash consideration of USD1,500,000/- ("the Purchase Consideration").

Details of the Proposed Acquisition

PTHHM is a company established under Notary Deed on 29 April 2003 in the Republic of Indonesia. It has an authorised share capital of Rp800,000,000/- comprising 1,600 ordinary shares of Rp500,000/- each, and an issued and fully paid-up share capital of Rp200,000,000 comprising 400 ordinary shares of Rp500,000/- each.

PTHHM holds a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia ("the Land"). PTHHM intends to develop the Land into oil palm plantations in due course.

The Proposed Acquisition is conditional on the fulfillment of various conditions, amongst which is the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, before 30 September 2005 or such other later date determined by KLK.

The Purchase Consideration will be financed from KLK's internally generated funds. A sum of USD525,000/- has been deposited with the Vendor as part payment of the Purchase Consideration. The Balance Sum will be paid to the Vendor only after all the conditions precedent stated in the S&P have been fulfilled. Pursuant to the terms of the S&P, KLK will be funding the initial development of the Land pending the completion of the S&P.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, it will not have any material effect on the net tangible asset and earnings of the KLK Group for the current financial year ending 30 September 2005.

Rationale for the Proposed Acquisition

The KLK Group presently has a total plantation land bank of about 140,000 hectares located in Peninsular Malaysia, Sabah, as well as Sumatra and Belitung in Indonesia. The Proposed Acquisition would enable KLK to further increase its oil palm plantation area, and forms part of KLK's long term objective to expand its oil palm operations in Indonesia to take advantage of suitable agricultural land and labour.

Directors' and Substantial Shareholders' Interests

None of the Directors nor substantial shareholders of KLK or any person connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Submitted by **KUALA LUMPUR KEPONG** on **23/11/2004 05:24:37 PM**
Reference No **KL-041123-2CA74**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
*** Proposed Authority to Buy Back its own Shares by the Company;**
*** Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature**
*** Proposed Ex-Gratia Payments to Retiring Senior Directors**
("hereinafter referred to as "Proposals")

* **Contents :-**

Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Extraordinary General Meeting ("EGM") to be convened on 23 February 2005, the same day as its Annual General Meeting ("AGM"):

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Share Buy Back"]
- Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]
- Proposed Ex-Gratia Payments to Retiring Senior Directors

Proposed Share Buy Back

The mandate granted at the last EGM of the Company held on 18 February 2004, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK, or 70.9 million KLK Shares.

Proposed Shareholders' Mandate For Recurrent Related Party Transactions

At the EGM held on 18 February 2004, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made at arms' length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of the Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements and Bursa Securities Practice Note No. 12/2001, the Board proposes that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the EGM to be held on the same day as the Company's forthcoming AGM.

Proposed Ex-Gratia Payments to Retiring Senior Directors

The Board proposes to recommend to shareholders that ex-gratia payments of RM400,000 each be made to Mr. Yeoh Chin Hin and Mr. Charles Letts respectively, and RM150,000 to Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman, all of whom are retiring at the forthcoming AGM and will not seek re-appointment. These ex-gratia payments are being proposed in recognition of their contributions and long service on the KLK Board.

Mr. Yeoh Chin Hin and Mr. Charles Letts are founder Directors of KLK since the Company was incorporated in 6 July 1973 and would have served the Board close to 32 years by 2005. Likewise, Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman would have been with the Board for 27 years since 1 July 1978.

These ex-gratia payments are subject to shareholders' approvals being obtained at the Company's EGM to be held on 23 February 2005.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

LJC/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by KUALA LUMPUR KEPONG on 22/11/2004 05:00:56 PM
Reference No KL-041122-F4483

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	: **30/09/2004**
* **Quarter**	: ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End**	: **30/09/2004**
* **The figures**	: ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/09/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/09/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2003 [dd/mm/yyyy] RM'000
1	Revenue	978,468	907,350	3,883,483	3,473,531
2	Profit/(loss) before tax	152,645	144,265	609,960	555,501
3	Profit/(loss) after tax and minority interest	107,095	90,391	430,249	381,278

4	Net profit/(loss) for the period	107,095	90,391	430,249	381,278
5	Basic earnings/(loss) per share (sen)	15.08	12.73	60.60	53.70
6	Dividend per share (sen)	24.00	19.00	30.00	25.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	5.5500		5.1700	

Remarks :

A final dividend of 9 sen per share less 28% Malaysian income tax and a special dividend of 15 sen per share less 28% Malaysian income tax have been recommended by the Directors in respect of financial year ended 30 September 2004 and subject to approval at the forthcoming Annual General Meeting.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2004 16	30/09/2003 16	30/09/2004 16	30/09/2003 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	135,804	99,242	567,733	482,556
2	Gross interest income	4,497	4,636	17,950	15,630
3	Gross interest expense	1,303	1,497	5,686	5,615

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2004

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2004 RM'000	2003 RM'000 (Restated)	2004 RM'000	2003 RM'000 (Restated)
Revenue	978,468	907,350	3,883,483	3,473,531
Operating expenses	(866,180)	(819,480)	(3,372,134)	(3,014,485)
Other operating income	23,516	11,372	56,384	23,510
Operating profit	135,804	99,242	567,733	482,556
Finance cost	(1,303)	(1,497)	(5,686)	(5,615)
Share of results of associated companies	18,144	46,520	47,913	78,560
Profit before taxation	152,645	144,265	609,960	555,501
Tax expense	(39,893)	(48,737)	(159,889)	(156,484)
Profit after taxation	112,752	95,528	450,071	399,017
Minority interests	(5,657)	(5,137)	(19,822)	(17,739)
Net profit for the period	107,095	90,391	430,249	381,278
	Sen	Sen	Sen	Sen
Earnings per share - Basic	15.08	12.73	60.60	53.70
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2004
(The figures have not been audited.)

	30 September 2004 RM'000	30 September 2003 RM'000 (Restated)
Property, plant and equipment	2,352,652	2,273,656
Property development costs	194,389	54,652
Associated companies	493,443	497,020
Other investments	94,579	82,473
Deferred tax assets	5,176	9,490
Intangible assets	19,060	18,837
Goodwill on consolidation	60,369	60,369
	3,219,668	2,996,497
Current assets		
Inventories	511,975	478,133
Trade and other receivables	507,965	425,571
Property development costs	20,489	17,696
Cash and cash equivalents	636,264	606,545
	1,676,693	1,527,945
Current liabilities		
Trade and other payables	332,023	277,368
Taxation	50,340	38,197
Borrowings	130,085	139,098
Finance leases	178	260
	512,626	454,923
Net current assets	1,164,067	1,073,022
	4,383,735	4,069,519
Share capital	712,516	712,516
Reserves	3,322,593	3,051,452
	4,035,109	3,763,968
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,021,662	3,750,521
Minority interests	137,894	125,078
Long term and deferred liabilities		
Deferred tax liabilities	158,662	135,876
Provision for retirement benefits	40,456	38,739
Finance leases	212	367
Borrowings	24,849	18,938
	224,179	193,920
	4,383,735	4,069,519
Net tangible assets per share (RM)	5.55	5.17

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2004
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1 October 2003 as previously stated	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
Effect of adopting MASB 29	-	-	-	-	-	-	(25,310)	-	(25,310)
As restated	712,516	1,158,255	49,745	11,735	97,626	14,337	1,719,754	(13,447)	3,750,521
Net (loss)/gain not recognised in the income statement	-	(41)	-	3,132	(1,269)	-	(21,206)	-	(19,384)
Net profit for the year	-	-	-	-	-	-	430,249	-	430,249
Dividends paid	-	-	-	-	-	-	(139,724)	-	(139,724)
Transfer from revenue reserve to capital reserve	-	36,958	-	-	-	-	(36,958)	-	-
At 30 September 2004	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
At 1 October 2002 as previously stated	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
Effect of adopting MASB 25	-	-	(3,600)	-	139	-	(63,959)	-	(67,420)
Effect of adopting MASB 29	-	-	-	-	-	-	(11,900)	-	(11,900)
As restated	712,516	1,155,919	49,745	10,385	43,743	14,337	1,439,470	(13,447)	3,412,668
Net gain not recognised in the income statement	-	2	-	1,350	53,883	-	3,577	-	58,812
Net profit for the period – restated	-	-	-	-	-	-	381,278	-	381,278
Dividends paid	-	-	-	-	-	-	(102,237)	-	(102,237)
Transfer from revenue reserve to capital reserve	-	2,334	-	-	-	-	(2,334)	-	-
At 30 September 2003 – restated	712,516	1,158,255	49,745	11,735	97,626	14,337	1,719,754	(13,447)	3,750,521

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2004

(The figures have not been audited.)

	12 months ended 30 September 2004	12 months ended 30 September 2003
	RM'000	RM'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	609,960	555,501
Adjustment for non-cash flow :-		
Non-cash items	60,895	47,645
Non-operating items	(19,628)	(16,032)
Operating profit before working capital changes	651,227	587,114
Working capital changes :-		
Net change in current assets	(64,360)	(90,881)
Net change in current liabilities	88,971	17,224
Cash generated from operations	675,838	513,457
Interest paid	(5,655)	(5,536)
Tax paid	(126,048)	(75,057)
Retirement benefit paid	(3,554)	(1,585)
Net cash generated from operating activities	540,581	431,279
Cash Flow from Investing Activities		
Equity investments	13;076	27,280
Other investments	(366,843)	(174,809)
Net cash used in investing activities	(353,767)	(147,529)
Cash Flow from Financing Activities		
Bank borrowings	(9,608)	30,311
Transactions with owners as owners	(139,724)	(108,575)
Dividends paid to minority shareholders	(9,038)	-
Issue of shares to minority shareholder	3,799	-
Net cash used in financing activities	(154,571)	(78,264)
Net increase in cash and cash equivalents	32,243	205,486
Cash and cash equivalents at 1 October	581,962	383,536
	614,205	589,022
Foreign exchange difference on opening balance	(2,944)	(7,060)
Cash and cash equivalents at 30 September	611,261	581,962

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2003 except for the adoption of the following new approved accounting standards :-

(a) MASB 29 – Employee Benefits; and
(b) MASB 32 – Property Development Activities

The comparative figures have been restated in accordance with the requirements of these new accounting standards and are summarised below :-

	30 September 2003		
	As Previously Stated	Effect of Adopting New MASBs	As Restated
	RM'000	RM'000	RM'000
Consolidated Income Statement			
Operating expenses	3,001,075	13,410	3,014,485
Profit before taxation	568,911	(13,410)	555,501
Net profit for the period	394,688	(13,410)	381,278
Consolidated Balance Sheet			
Trade and other receivables	419,981	5,590	425,571
Property development costs	23,286	(5,590)	17,696
Reserves	3,076,762	(25,310)	3,051,452
Provision for retirement benefits	13,429	25,310	38,739
	Sen	Sen	Sen
Earnings per share	55.59	(1.89)	53.70
	RM	RM	RM
Net tangible assets per share	5.21	(0.04)	5.17

The adoption of the new accounting standards does not have any material impact on the results of the Group for the financial year ended 30 September 2004.

A2. Audit Report

The audit report for the financial year ended 30 September 2003 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	12 months ended 30 September	
	2004 RM'000	2003 RM'000
Final paid		
2003 - 9 sen per share less tax (2002 - 9 sen per share less tax)	46,007	46,007
Special paid		
2003 - 10 sen per share less tax (2002 - 5 sen per share less tax)	51,118	25,559
Interim paid		
2004 - 6 sen tax exempt (2003 - 6 sen per share less tax)	42,599	30,671
	139,724	102,237

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	12 months ended 30 September			
	Revenue		Profit before tax	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000 (Restated)
Plantation	1,726,290	1,511,573	441,141	356,575
Manufacturing	1,462,562	1,285,564	76,856	84,628
Retailing	715,702	672,074	11,893	18,831
Property development	44,506	42,893	10,396	8,759
Investment holding	307,383	163,200	25,314	21,647
Others	23,487	16,188	441	483
	4,279,930	3,691,492	566,041	490,923
Inter-segment elimination	(396,447)	(217,961)	-	-
	3,883,483	3,473,531	566,041	490,923
Corporate			1,692	(8,367)
			567,733	482,556
Finance cost			(5,686)	(5,615)
Share of results of associated companies			47,913	78,560
			609,960	555,501

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

(a) On 29 October 2004, Ablington Holdings Sdn Bhd ("the Purchaser"), the wholly-owned subsidiary, acquired from Kuda Sejati Sdn Bhd ("the Vendor") a 15.39% equity stake, comprising 17,600,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF") for a total cash consideration of RM50,160,000 or RM2.85 per share.

The transaction was completed via a Direct-Business Transaction in accordance with the rules and regulations of Bursa Malaysia Securities Berhad.

Following the completion of the transaction, the Vendor and the Purchaser entered into a Call and Put Agreement ("the Option Agreement"). The Call and Put Options therein are exercisable in respect of a maximum of 17,600,000 and a minimum of 11,543,860 ordinary shares in LPF ("the Option Shares"), at the Option Price of RM2.85 per share. The call and Put Options are exercisable by either Party by service of an Option Notice, but only in the event of termination of the Sale and Purchase Agreement dated 6 August 2004 between Kumpulan Fima Berhad ("KFB") and Glamour Green Sdn Bhd in respect of KFB's entire shareholding of 26,496,000 ordinary shares in LPF ("Option Exercise Event").

The Call and Put Options are valid for 90 days from the date of the Option Agreement and if exercised on the happening of the Option Exercise Event, the Option Shares will be sold seven days from the Option Notice.

The transaction does not have any effect on the share capital and shareholding structure of the Company. Further, it does not have any material effect on the net tangible assets and earnings of the Group for the current financial year ending 30 September 2005.

(b) KLK (Mauritius) International Ltd, a wholly-owned subsidiary, had on 20 November 2004 entered into a conditional agreement to acquire from Abraham Adiasa, a 75% equity stake equivalent to 300 ordinary shares of Rp500,000/- each in PT Hutan Hijau Mas ("PTHHM"), a company established in the Republic of Indonesia, for a cash consideration of USD1,500,000/-.

PTHHM holds a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia ("the Land"). PTHHM intends to develop the Land into oil palm plantations in due course.

The proposed acquisition is conditional on the fulfillment of various conditions, amongst which is the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, before 30 September 2005 or such other later date determined by the Company.

The proposed acquisition will not have any effect on the share capital and shareholding structure of the Company and it will not have any material effect on the net tangible assets and earnings of the Group for the current financial year ending 30 September 2005.

A11. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiary companies and long term investments, restructurings and discontinued operations for the current quarter under review.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's pre-tax for the 4th quarter under review increased 5.8% to RM152.6 million as compared to the previous year's same quarter's results as restated. Despite the substantial reduction in contribution from the Group's major associate, Yule Catto & Co plc, coupled together with an allowance for diminution in value of another associate, Pearl River Tyre (Holdings) Ltd, the sharp rise in plantation profits owing to better commodity prices has attributed to the current quarter's favourable results.

For the year ended 30 September 2004, the pre-tax profit of the Group increased 9.8% to RM609.96 million in comparison to that of last year. The improved results came from the surge in plantation profits which benefitted from buoyant commodity prices and higher crop production. The profit contributions from the manufacturing sector's oleochemical division however decreased, being affected by rising raw material costs. On the performance of its associated companies, the Group's share of profits from its major associate, Yule Catto & Co plc, had reduced substantially and an allowance was made for the diminution in value of another associate, Pearl River Tyre (Holdings) Ltd, arising from the decline in market value.

B2. Variation of Results to Preceding Quarter

For the 4th quarter, the Group's profit before taxation was 17.6% higher at RM152.6 million when compared to the profit of the previous quarter. The current quarter's increased profit was due to improved results from the plantation, manufacturing and retailing sectors notwithstanding an allowance made for diminution in value of an associate.

B3 Current Year Prospects

At current palm product prices, plantation profit for the current financial year ending 30 September 2005 is anticipated to be lower despite expected higher FFB production. However, the Group's results should be compensated by better earnings expected from the manufacturing sector. In view of this, the Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2005 will not be materially different from that of the preceding year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Malaysian taxation	26,810	21,048	89,795	76,254
Overseas taxation	3,340	4,688	25,130	17,689
Transfer to deferred taxation	1,964	6,130	27,642	24,227
	32,114	31,866	142,567	118,170
(Over)/Under provision in respect of previous years	(1,541)	31	(5,074)	6,735
	30,573	31,897	137,493	124,905
Share of associated companies' taxation	9,320	16,840	22,396	31,579
	39,893	48,737	159,889	156,484

The effective tax rates for the current quarter and year to-date are lower than the statutory tax rate due principally to the non-taxable income and availability of tax incentives.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 September 2004 (30 September 2003 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Surplus arising from government acquisitions of land	1,247	(15)	12,033	3,044
Surplus on sale of land	10,021	3	10,307	545

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2004 RM'000	2003 RM'000	2004 RM'000	2003 RM'000
Purchases of quoted securities	4,434	6,078	31,769	28,687
Sales proceeds of quoted securities	2,845	12,450	25,219	22,493
(Loss)/Surplus on sales of quoted securities	(738)	2,762	5,316	3,993

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2004 RM'000	30 September 2003 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	90,926	81,802
	247,248	238,124
At carrying value less allowance		
Associated companies	383,762	419,552
Other investments	89,555	77,759
	473,317	497,311
At market value		
Associated companies	559,873	581,260
Other investments	115,748	92,091
	675,621	673,351

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2004		30 September 2003	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	56,379	GBP8,244	48,940	GBP7,732
	1,689	CAD565	1,456	CAD517
	5,204	HKD10,688	6,684	HKD13,615
	4,767	AUD1,750	5,152	AUD2,000
	-		24,743	USD6,500
	68,039		86,975	
- Unsecured	23,043	Rmb50,203	27,540	Rmb60,000
	91,082		114,515	
(ii) Bank Overdraft				
- Secured	12,317	USD3,243	5,216	USD1,370
	4,999	GBP731	4,120	GBP651
	4,794	CAD1,602	11,134	CAD3,962
	-		886	HKD1,806
	22,110		21,356	
- Unsecured	2,893	GBP423	3,227	GBP510
	25,003		24,583	

	30 September 2004 RM'000	30 September 2004 Amount in Foreign Currency '000	30 September 2003 RM'000	30 September 2003 Amount in Foreign Currency '000
(iii) Short Term Borrowing				
- Unsecured	14,000		-	
Total repayable within 12 months	130,085		139,098	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	1,580	CAD526	1,374	CAD490
	10,689	GBP1,564	16,203	GBP2,560
	1,183	HKD2,433	1,361	HKD2,759
	13,452		18,938	
- Unsecured	11,397	USD3,000	-	
Total repayable after 12 months	24,849		18,938	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 17 November 2004 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million	Mature in the Second Year RM million
(a)	Sale contracts	GBP	13.0	89.3	89.3	-
		AUD	0.9	2.5	2.5	-
		NZD	0.6	1.7	1.7	-
		EURO	3.9	18.4	18.4	-
		USD	248.7	946.0	906.2	39.8
(b)	Purchase contracts	USD	2.6	10.6	10.2	0.4
		GBP	3.2	20.3	14.8	5.5

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

There is no pending material litigation as at the date of this report.

B12. Dividend

(a) (i) A final and special ordinary dividends have been recommended;

(ii) The amount per share :-

Final Dividend : 9 sen per share less 28% Malaysian income tax
Special Dividend : 15 sen per share less 28% Malaysian income tax

(iii) The previous corresponding period :-

Final Dividend : 9 sen per share less 28% Malaysian income tax
Special Dividend : 10 sen per share less 28% Malaysian income tax

(iv) The date payable : 21 March 2005 to shareholders registered on the Company's Register as at 24 February 2005;

(v) A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 22 February 2005 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 24 February 2005 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 24 February 2005 will be registered for entitlements to the dividend payment.

(b) The total dividends for the current financial year are 6 sen per share tax exempt and 24 sen per share less 28% Malaysian income tax (2003 : 25 sen per share less 28% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 30 September		12 months ended 30 September	
		2004	2003 (Restated)	2004	2003 (Restated)
(a)	Net profit for the period (RM'000)	107,095	90,391	430,249	381,278
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	15.08	12.73	60.60	53.70

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

22 November 2004

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2004 05:00:54 PM**
Reference No **KL-041122-B2370**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Entitlement date :**24/02/2005**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

A final dividend of 9% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2004**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**21/03/2005**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**24/02/2005**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**22/02/2005**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : Ratio RM
● **Percentage**

* Entitlement in percentage (%) :**9**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 24 February 2005 will be registered for entitlements to the dividend payment.

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2004 05:00:53 PM**
Reference No **KL-041122-B236F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

*	Entitlement date	:**24/02/2005**
*	Entitlement time	:**04:00:00 PM**
*	Entitlement subject	:**Special Dividend**
*	Entitlement description	
	A special dividend of 15% less 28% Malaysian Income Tax	
	Period of interest payment	: to
	Financial Year End	:**30/09/2004**
	Share transfer book & register of members will be closed from	: to
	(both dates inclusive) for the purpose of determining the entitlements	
*	Registrar's name ,address, telephone no	
	Kuala Lumpur Kepong Berhad **Wisma Taiko** **1 Jalan S.P. Seenivasagam** **30000 Ipoh** **Perak Darul Ridzuan** **Tel: 605-241 7844**	
	Payment date	:**21/03/2005**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**24/02/2005**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:**22/02/2005**
	c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.	
	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	: ○ **Ratio** ○ **RM** ● **Percentage**
*	Entitlement in percentage (%)	:**15**
	Remarks	

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 24 February 2005 will be registered for entitlements to the dividend payment.